

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 19, 2022

G. Patrich Simpkins
Chief Financial Officer
Green Plains Inc.
1811 Aksarben Drive
Omaha, Nebraska 68106

> **Re: Green Plains Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed February 18, 2022**
> **File No: 001-32924**

Dear Mr. Simpkins:

We have reviewed your May 27, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 13, 2022 letter.

Form 10-K for fiscal year ended December 31,2021

Results of Operations
Ethanol Production Segment , page 45

1. We acknowledge your response to prior comment four and proposed revised disclosure. However, we continue to have difficulty in understanding the key factors driving period-to-period changes in reported revenues and gross profit for your ethanol production segment. Please provide us the following information and revise your analysis of operating results accordingly.

    • Quantify the impact that your forward physical contracts and derivative financial instruments had on your reported revenues and costs of goods sold for each period presented. In this regard, we refer to your disclosure on page 50 that you create offsetting positions using a combination of forward fixed-price purchases, sales contracts, and derivative financial instruments, and that as a result, you frequently have gains on derivative financial instruments that are offset by losses on forward physical contracts or inventories and vice versa. With respect to gains/losses on derivative instruments, separately quantify the amount reclassified from AOCI and the amount related to derivatives not designated as hedging instruments as disclosed in Note 11.

- With respect to your key operating data, provide information regarding average prices of your commodities during each period to provide a better understanding of the extent to which your revenues were impacted by prices vs volumes.
- Explain the factors underlying the impact on commodity contract revenues from derivatives not designated as hedging instruments, which decreased reported revenues by $194.1 million in 2021 compared to decreases of $10.8 million in 2020 and $10.2 million in 2019, as disclosed on page F-27.
- Describe and quantify key factors underlying changes in gross profit for ethanol, distiller grains and corn oil sold through the ethanol production segment for each period presented. In this regard, we note your disclosure on page 50 that net gains and losses from settled derivative instruments are offset by physical commodity purchases or sales to achieve the intended operating margins. Illustrate for us the impact that your pricing risk strategy had on your gross profit margin for the periods presented.

Notes to the Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Revenue Recognition, page F-11

2. We note your response to prior comment five; however, we continue to have difficulty understanding the difference between your "energy trading transactions", which are accounted for as derivatives, and your "commodity sales contracts", which are accounted for under ASC 606. Please address the following:

- As previously requested, describe each stage in your process for selling ethanol and other commodities and each stage in your process for managing associated price risk that addresses commodity products produced in your plants, marketed for third parties or purchased in the open market. Provide a breakdown of revenues for each of these commodity product categories for each period presented.
- Describe in more specificity the key differences between your energy trading transactions and commodity sales contracts and provide an example of each. For each example, explain how you evaluated the provisions of the contract to determine whether it met the normal purchases and sales exception in ASC 815-10-15-22.

- Describe the circumstances that would trigger settlement of your physical delivery energy contracts through the transfer of your contractual obligations to other counterparties in lieu of physical delivery to your customer and quantify the level of these activities for each period presented.

You may contact Frank Wyman at 202-551-3660 or Angela Connell at 202-551-3426, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Life Sciences